[LETTERHEAD OF PAUL HASTINGS LLP]

1(212) 318-6097
billbelitsky@paulhastings.com



January 25, 2016                                                     74409.01864


VIA EDGAR

Ms. Valerie J. Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      Invesco Unit Trusts, Series 1635 (the "Fund")
         (File Nos. 333-208739 and 811-23099)
         ---------------------------------------------

Dear Ms. Lithotomos:

   On behalf of Invesco Capital Markets, Inc. (the "Sponsor"), we are writing in response to the comments contained in the Staff's comment letter dated January 21, 2016, with respect to the above-referenced Registration Statement on Form S-6. The Fund consists of one underlying unit investment trust portfolio, the Large Cap Value Strategy 2016-1 (the "Trust").

   The Registrant's responses to your comments are reflected below. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

1. The registration statement does not include pagination. Please include pagination in your registration statements and all subsequent filings.

Response: In accordance with the above comment, the pagination will be included in all subsequent amendments to the Fund's Registration Statement.

Principal Investment Strategy

2. The final sentence states you may achieve more consistent overall results by following the strategy over several years if subsequent series are available. Please clarify what is meant by "several years."

Response: Certain investors may wish to pursue the Trust's objectively selected strategy over a time frame that exceeds the Trust's fifteen month life. Accordingly, investors are encouraged to reinvest their proceeds into subsequent series in order to participate in the Trust's investment strategy over time.

3. This section states that the Portfolio seeks to achieve its objective by using an enhanced index strategy by selecting a portfolio of 20 stocks derived from the Index. Since the name of the Portfolio includes the term "Large Cap Value Strategy," please provide a policy to invest, under normal circumstances, at least 80% of the value of the Portfolio's assets in "large cap" value stocks. See Rule 35d-1 under the Investment Company Act of 1940. Also, provide the Portfolio's definition of "large cap."

Response: In accordance with the above comment, the Principal Investment Strategy section has been revised to reflect that, as of the time of selection, at least 80% of the Portfolio's assets consist of large cap stocks. The S&P 500 Value Index consists of a subset of stocks derived entirely from the S&P 500 Index, which focuses on the large cap segment of the U.S. stock market. Stocks are required to have a market capitalization of at least $5.3 billion to be eligible for inclusion in the S&P 500 Index.

4. Please disclose the market capitalization range of the Index constituents as of a recent date.

Response: The Principal Investment Strategy section has been modified in accordance with the above comment.

5. Please provide a plain English presentation of the discussion following the five steps used to select the Portfolio's investments, including what is meant by the sentence regarding two stocks having the same rank after Step 5, then a stock in the "next rank based on higher Cash Percentage of Market Capitalization will be selected."

Response: The Principal Investment Strategy section has been modified in accordance with the above comment.

6. Please define "Market Capitalization," "6-Month Relative Sector Performance," and "Price-to-Free Cash Flow" when they are first used. Please provide a plain English description of "6-Month Relative Sector Performance." Finally, disclose the date on which each of these calculations will be made.

Response: The definition of term "Market Capitalization" has been added to the disclosure and the description of "6-Month Relative Sector Performance" has been modified in accordance with the above comment. Further, the date on which the Trust's selection strategy was implemented (and the above referenced calculations were made) has been added to the disclosure. As is the case among unit investment trust filings of various sponsors, the Sponsor of the Trust would prefer to present the various factor definitions in a glossary section situated in close proximity to the description of the accompanying objective selection strategy.

7. Will the 20 stocks selected in Step 5 be chosen from the combined 150 stocks from Steps 3 and 4? In Step 5, please add "the" before 20 stocks in order to clarify which stocks. Also, disclose how the stocks will be weighted.

Response: The Steps are successive screens, with Steps 2 through 5 in each case operating to further reduce the initial selection universe (the S&P 500 Value Index) down to a portfolio of only 20 stocks. Accordingly, the 50 stocks in Step 4 are chosen from among the remaining 100 stocks in Step 3 and the final 20 stocks selected in Step 5 are selected from among the 50 remaining stocks in Step 4. The stocks are equally weighted in the Portfolio. The Principal Investment Strategy section has been clarified in response to the above comment.

8. The sentence after Step 5 references a single economic sector as defined by the GICS. Please define GICS as the Global Industry Classification System, when it is first used.

Response: The above referenced disclosure has been modified in accordance with the above comment.

9. Please disclose the universe of stocks represented in the Index. Please state whether the Index includes the stocks of foreign companies, small- , mid-, and large-capitalization stocks.

Response: As discussed above in response to Comment 3, all the stocks in the S&P 500 Value Index are derived from the large cap focused S&P 500 Index. A negligible portion of the S&P 500 Index's stocks, subsequent to their inclusion in the index, may experience enough of a decline in their individual market capitalization so as to be considered mid- or small-cap stocks. Although the S&P 500 Index (and by extension the S&P 500 Value Index) does not include foreign stocks, a handful of stocks in the index correspond to companies incorporated outside the U.S., but are nonetheless tied economically to the U.S. with their stocks being U.S.-listed securities.

10. Please disclose in this section how the strategy specifically selects stocks that meet its definition of "large cap."

Response: Step 2 of the objective selection strategy eliminates the lowest twenty percent of stocks based on market capitalization from the S&P 500 Value Index starting universe, which to begin with, consists of stocks which were all initially included in the index by meeting S&P's large cap threshold. As a result, all or substantially all of the stocks remaining after Step 2 would be considered large cap stocks. The revised disclosure addresses the above comment.

11. Given that the Trust intends to offer subsequent series of the Portfolio for rollover investments, please disclose in this section how repeatedly rolling over an investment in a UIT differs from long-term investment in a mutual fund or closed-end fund in terms of economic consequences to the unitholder, e.g., tax treatment (especially of rollover investments), sales charges, fees, and other expenses.

Response: The above referenced disclosure has been modified in accordance with the above comment.

Factor Definitions

12. Please disclose the sources used to calculate the three factors, e.g., Bloomberg.

Response: The above referenced disclosure has been modified to indicate FactSet as the applicable data source.

Principal Risks

13. Please add a principal risk related to investing in stocks of large capitalization companies.

Response: The above referenced disclosure has been added in accordance with the above comment.

14. Please add the following risk disclosure (or similar language) to this section: You could experience dilution of your investment if we increase the size of the Trust as we sell units. There is no assurance that your investment will maintain its proportionate share in the Portfolio's profits and losses.

Response: The above referenced disclosure has been added in accordance with the above comment.

15. The fourth risk states that the "Portfolio's performance might not sufficiently correspond to published hypothetical performance of the Portfolio's investment strategy." This statement may cause confusion. Please clarify that the hypothetical performance is not the past performance of the Portfolio's.

Response: The above referenced disclosure has been modified in accordance with the above comment.

Hypothetical Strategy Performance

16. Please explain supplementally, whether the Sponsor has any discretion in selecting the Portfolio's investments.

Response: The Sponsor does not exercise discretion in the selection of stocks for this objective strategy Trust.

17. Please clarify if performance for years beginning in 1997 includes reinvestment of gains from previous years or whether each year begins anew.

Response: The Hypothetical Total Return table shows annual total returns, which represents the total return performance of the "Hypothetical Strategy Stocks" and "S&P 500 Value Index" in only the applicable calendar year period. The performance shown in this table is not cumulative from one year to the next. For purposes of reflecting the impact on performance of estimated trust expenses and sales charges, the performance figures in the "Hypothetical Strategy Stocks" column reflect the assessment of estimated trust expenses and maximum sales charge for the 1996 calendar year, while all subsequent performance figures reflect the assessment of estimated trust expenses together with a reduced rollover sales charge.

18. Please complete the Table. Also, provide the average annual returns for years 1, 5, 10, and since the commencement of the Hypothetical Strategy. We may have additional comments.

Response: The Hypothetical Performance Table has been updated to include the corresponding annual total returns. As discussed telephonically on January 22, 2016, industry practice among unit investment trust sponsors uniformly reflects the inclusion of hypothetical returns by way of a presentation of an objectively selected strategy's hypothetical annual total returns shown side-by-side in comparison with the corresponding returns of one or more relevant benchmark indexes. The presentation of any other hypothetical returns in a unit investment trust registration statement for such an objectively selected strategy is far from uniform.

19. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose in this paragraph whether the annual operating expenses of the Portfolio are reflected in the hypothetical return tables.

Response: The above referenced disclosure has been modified in accordance with the above comment.

20. Please explain to us why the hypothetical performance presentation uses the calendar year investment cycle and not the 15-month period that the Portfolio will use. We may have additional comments.

Response: With respect to trusts with a duration of fifteen months, such as the Trust, unit investment trust sponsors uniformly present hypothetical annual total return performance information on a calendar year basis. Historical total returns for an index are also typically presented on a calendar year basis. Accordingly, presenting on a calendar year basis the hypothetical performance information of a strategy that objectively selects a subset of stocks from the same index provides the most appropriate and logical format for comparing hypothetical strategy and historical index returns side by side. Further, presenting hypothetical strategy performance on a calendar year basis provides investors a standardized period for comparing hypothetical returns among objectively selected unit investment trusts of varying strategies and sponsors.

21. This section references "foreign securities." Please disclose in the Principal Investment Strategy section whether the Index includes foreign investments.

Response: Please see the above response to Comment 9. The Trust will only invest in U.S. listed stocks of companies tied economically to the U.S.

The Portfolio

Risk Factors

22. The section states that your Portfolio will invest significantly in securities issued by financial companies. Do these investments include any passive foreign investment companies? We may have additional comments.

Response: The Trust will not invest in any passive foreign investment companies.

23. The section includes Liquidity Risk as a risk of investing in the Portfolio. Please disclose the consequences to unitholders of the absence of a liquid trading market.

Response: The above referenced disclosure has been modified in accordance with the above comment.

Redemption of Units- In Kind Distributions

24. We note your statement that "[u]nder certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Portfolio securities when you redeem your units." Please also disclose in the prospectus that shareholders will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold. Finally, if any securities redeemed in-kind will be illiquid, disclose that shareholders will bear the risk of not being able to sell such securities in the near term, or at all.

Response: The disclosure in the Registration Statement pertaining to in-kind redemptions has been modified in accordance with the above comment.

                                    ********

      It is currently anticipated that a pricing amendment of the Trust's registration statement, which the Sponsor will request the Commission to declare effective, will be filed on the morning of Wednesday, January 27, 2016. Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Sincerely,

/s/ Bill Belitsky

Bill Belitsky
for PAUL HASTINGS LLP

Enclosures